Exhibit 99.1

VRONA & VAN SCHUYLER CPAs, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

WENDCHARLES I, LLC

FINANCIAL STATEMENTS—INCOME TAX BASIS

DECEMBER 30, 2012 AND DECEMBER 25, 2011

VRONA & VAN SCHUYLER CPAs, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

ADMIN@VRONAVANSCHUYLERCPA.COM

WWW.VRONAVANSCHUYLERCPA.COM

240 LONG BEACH ROAD	240 WEST 35TH ST. STE 300
ISLAND PARK, NY 11558-1541	NEW YORK, NY 10001-2506
TEL: 516-670-9479	TEL: 212-868-3750
FAX: 516-670-9477	FAX: 212-868-3727

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

The Members

Wendcharles I, LLC

27 Central Avenue

Cortland, New York 13045

We have reviewed the accompanying statement of assets, liabilities and members’ capital-income tax basis of Wendcharles I, LLC as of December 30, 2012 and December 25, 2011 and the related statements of revenues and expenses-income tax basis, members’ capital-income tax basis and cash flows-income tax basis for years then ended. A review includes primarily applying analytical procedures to management’s financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with the income tax basis for accounting and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provides a reasonable basis for our report.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with the income tax basis of accounting, as described in Note 1.

CERTIFIED PUBLIC ACCOUNTANTS

January 27, 2013

VRONA & VAN SCHUYLER CPAs, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

Wendcharles I, LLC

Statement of Assets, Liabilities and Members’ Capital-Income Tax Basis

December 30, 2012 and December 25, 2011

	2012	2011
ASSETS
Current assets:
Cash (Note 1I)	$285,295	$463,628
Inventories—(Note 1C)	74,594	100,413
Prepaid expenses and other current assets	6, 824	0

Total current assets	366,713	564,041

Property and equipment—(Notes 1D and 2)	655,205	817,610

Other assets:
Goodwill, net of accumulated amortization of $569,196 in 2012 and $437,843 in 2011—(Note 1E)	2,057,863	2,189,216
Deferred costs, net of accumulated amortization of $68,492 in 2012 and $52,686 in 2011—(Note 1F)	34,922	50,728
Deposits	11,190	16,765

Total other assets	2,103,975	2,256,709

TOTAL ASSETS	$3,125,893	$3,638,360

LIABILITIES AND MEMBERS’ CAPITAL
Current liabilities:
Current maturities of long-term debt—(Note 3)	$186,883	$169,498
Accounts payable, accrued expenses and taxes payable	813,842	1,054,894

Total current liabilities	1,000,725	1,224,392
Long-term debt, less current maturities—(Note 3)	1,642,768	1,655,501

Total liabilities	2,643,493	2,879,893
Commitments and contingencies—(Notes 3, 4, 5 and 7)	—	—
Members’ capital—(Notes 1A, 5 and 6B)	482,400	758,467

TOTAL LIABILITIES AND MEMBERS’ CAPITAL	$3,125,893	$3,638,360

See independent accountants’ review report and notes to the financial statements.

VRONA & VAN SCHUYLER CPAs, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

Wendcharles I, LLC

Statement of Revenues and Expenses-Income Tax Basis

For the Years Ended December 30, 2012 and December 25, 2011

	2012	2011
Sales—net	$12,725,776	$13,659,916
Cost of sales—net	3,923,538	4,196,825

Gross profit	8,802,238	9, 463,091

Labor expenses	4,308,571	4,640,763
Store operating and occupancy expenses	2,631,789	2,890,129
General and administrative expenses	696,211	720,688
Advertising expenses—(Note 4A)	661,776	674,827
Royalty expense—(Note 4A)	509,031	546,397
Depreciation and amortization—(Notes 1D, 1E, and 1F)	625,483	675,912
Interest expense—(Note 3)	58,678	52,783

Total operating expenses	9,491,539	10,201,499

Operating income (loss)	(689,301)	(738,408)
Gain/(loss) on sale/(disposal) of assets	(14,342)	(4,380)
Gain on sale of restaurant	10,460	0
Workers’ compensation refund	515,000	450,000
Other income	29,956	20,024

Excess (deficiency) of revenues over expenses—(Note 1G)	$(148,227)	$(272,764)

See independent accountants’ review report and notes to the financial statements.

VRONA & VAN SCHUYLER CPAs, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

Wendcharles I, LLC

Statement of Members’ Capital-Income Tax Basis

For the Years Ended December 30, 2012 and December 25, 2011

Members’ Capital, December 26, 2010	$1,199,413
Excess (deficiency) of revenues over expenses December 25, 2011	(272,764)
Distributions paid to members	(167,790)

Members’ Capital, December 25, 2011	758,467
Excess (deficiency) of revenues over expenses December 30, 2012	(148,227)
Distributions paid to members	(127,840)

Members’ Capital, December 30, 2012	$482,400

See independent accountants’ review report and notes to the financial statements.

VRONA & VAN SCHUYLER CPAs, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

Wendcharles I, LLC

Statement of Cash Flows-Income Tax Basis

For the Years Ended December 30, 2012 and December 25, 2011

	2012	2011
Cash flows from operating activities:
Excess (deficiency) of revenues over expenses	$(148,227)	$(272,764)

Adjustments to reconcile to net cash provided by operating activities:
Depreciation and amortization	625,483	675,912
Decrease (increase) in inventories	25,819	(16,230)
Decrease (increase) in prepaid expenses and other current assets	779	1,822
Increase (decrease) in accounts payable, accrued expenses and taxes	(240,660)	109,237
(Gain)/loss on (sale)/disposal of assets	14,342	4,380
Gain on sale of restaurant	(10,460)	0

Total adjustments	415,303	775,111

Net cash provided by operating activities	267,076	502,357

Cash flows from investing activities:
Capital expenditures, tangible and intangible assets	(389,143)	(242,374)

Net cash provided by (used in) investing activities	(389,143)	(242,374)

Cash flows from financing activities:
Repayments of note payable	(175,348)	(130,268)
Members’ distributions	(127,840)	(167,790)
Proceeds from sale of restaurant	66,922	0
Proceeds from debt	180,000	120,000

Net cash provided by (used in) financing activities	(56,266)	(178,058)

Net increase (decrease) in cash	(178,333)	81,925
Cash, beginning of period	463,628	381,703

Cash, end of period	$285,295	$463,628

Additional Cash Flow Information:
Interest paid during the year	$58,381	$52,863

See independent accountants’ review report and notes to the financial statements.

VRONA & VAN SCHUYLER CPAs, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

Wendcharles I, LLC

Notes to the Financial Statements

December 30, 2012 and December 25, 2011

Note 1—Summary of Significant Accounting Policies

(A)	The Company:

Wendcharles I, LLC was formed on June 24, 2008 pursuant to the South Carolina Code of Laws to acquire, own and operate eleven existing Wendy’s Old Fashioned Hamburger Restaurants in the Charleston, South Carolina metropolitan area. As part of the same overall transaction, another South Carolina limited liability company, Wendcharles II, LLC, affiliated with the Company by certain common management and ownership interests, acquired six other existing Wendy’s Old Fashioned Hamburger Restaurants in and proximate to North Charleston. The restaurants were all acquired from one unrelated seller for an aggregate purchase price of $5,760,000, less net adjustments to the Company of approximately $14,000. The Company’s recorded goodwill in the amount of approximately $4,060,000. The purchase price was financed principally by a $3,500,000 loan from Bank of America, with the balance provided by capital contributions of the members. The acquisition closed and restaurant operations commenced on September 16, 2008.

The leases for the eleven leasehold estates, all in South Carolina, were assigned to the Company from different lessors. Four locations each are in Charleston and North Charleston and three are in Mt. Pleasant as follows: Charleston: 1721 Sam Rittenberg Boulevard; 194 Cannon Street; 343 Folly Road; and 5275 International Blvd; North Charleston: 4113 Rivers Avenue; 5115 Dorchester Rd; 9145 University Blvd; and 4892 Ashley Phosphate Road; Mt Pleasant: 361 Highway 17 By-Pass; 935 Chuck Dawley Boulevard; and 596 Long Point Road. (See Note 4B).

On December 26, 2011 the Company sold its Sam Rittenberg Boulevard location to Wendcharles II, LLC, a related party. (See Notes 1A and 2).

The Company is to continue in perpetuity, except it is to be dissolved as a result of the sale of all business operations or the sale of all or substantially all of its assets, in each of such cases upon the receipt of the consideration therefor in cash or the reduction to cash of non-cash consideration, or upon the occurrence of certain events as set forth in the operating agreement. (See Note 5B).

The Company currently operates ten restaurants, all of which are leased.

(B)	Income Tax Basis of Accounting:

The Company is treated as a partnership for Federal and South Carolina income tax purposes. The accompanying financial statements have been prepared on the basis of accounting used to prepare the Company’s federal partnership return. Such other comprehensive basis of accounting differs from generally accepted accounting principles. Accordingly, the accompanying financial statements are not intended to present financial position and results of operations in accordance with generally accepted accounting principles.

(C)	Inventories:

Inventories represent food and supplies and are stated at cost.

See independent accountants’ review report.

VRONA & VAN SCHUYLER CPAs, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

Wendcharles I, LLC

Notes to the Financial Statements

December 30, 2012 and December 25, 2011

Note 1—Summary of Significant Accounting Policies—(Continued):

(D)	Property, Equipment and Depreciation:

Property and equipment are stated at cost. Depreciation is provided by application of the straight-line method over depreciable lives as follows:

Land improvements	15 years
Leasehold improvements	15 to 39 years
Restaurant equipment	5 to 7 years
Automobile	5 years

If it had qualifying property placed in service during the year, the Company has taken additional depreciation deductions in accordance with the federal government’s enactment of the Economic Stimulus Act of 2008, amended by the American Recovery and Reinvestment Act of 2009, the Small Business Jobs Act of 2010, and the Tax Relief, Unemployment Insurance Reauthorization and Job Creation Act of 2010.

(E)	Goodwill:

Goodwill, representing the excess of the purchase price over the fair value of the assets acquired, is amortized over fifteen years.

(F)	Deferred Costs:

The Company capitalized the costs incurred in obtaining its financing and its leases. These costs are amortized over the life of the loan.

(G)	Income Taxes:

The Company was organized as a Limited Liability Company under the laws of South Carolina and is not subject to any federal or state income tax. For federal and South Carolina income tax purposes, the Company is treated as a partnership. Accordingly, each member is required to report on his federal and applicable state income tax return his distributive share of all items of income, gain, loss, deduction, credit and tax preference of the Company for any taxable year, whether or not any cash distribution has been or will be made to such member.

The Company’s tax returns are subject to examination by the Federal and State taxing authorities. The tax laws, rules and regulations governing these returns are complex, technical and subject to varying interpretations. If an examination required the Company to make adjustments, the profit or loss allocated to the members would be adjusted accordingly. Management believes the Company is no longer subject to tax examinations for the years prior to 2009.

Although income tax rules are used to determine the timing of the reporting revenues and expenses, non-taxable and non-deductible expenses are included in the determination of net income in the accompanying financial statements.

(H)	Fiscal Year:

The Company’s annual accounting period is a fiscal year ending on the last Sunday of December. The 2012 fiscal year represents 53 weeks and the 2011 fiscal year represent 52 weeks.

See independent accountants’ review report.

VRONA & VAN SCHUYLER CPAs, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

Wendcharles I, LLC

Notes to the Financial Statements

December 30, 2012 and December 25, 2011

Note 1—Summary of Significant Accounting Policies—(Continued):

(I)	Cash:

The Company maintains its cash in various banks. The accounts at each bank are guaranteed by the Federal Deposit Insurance Corporation, to a maximum of $250, 000. At any time during the year, the cash balance may exceed $250,000.

(J)	Use of Estimates:

The preparation of financial statements in conformity with the income tax accrual basis of accounting requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

(K)	Advertising:

The Company expenses all advertising costs when incurred.

(L)	Sales Tax:

The Company collects sales tax and remits to the state of South Carolina. The liability is reflected in taxes payable on the balance sheet.

Note 2—Property and Equipment

Property and equipment consist of the following:

	2012	2011
Land improvements	$117,621	$62,541
Leasehold improvements	951,877	943,511
Restaurant equipment	1,698,017	1,731,357
Construction in progress	0	2,416
Automobile	4, 940	4, 940

Total	2,772,455	2,744,765
Less: Accumulated depreciation	2,117,250	1,927,155

Property and equipment, net	$655,205	$817,610

On December 26, 2011, the Company sold its 1721 Sam Rittenberg Boulevard location for a gross sales price of $66,922. The Company realized a gain of $10,460 on the sale. (See Note 1A).

Note 3—Acquisition Debt

At the closing of the purchase transaction, the Company and its affiliate, Wendcharles II, LLC, jointly obtained a $3,500,000 loan from Bank of America, with interest at a floating rate, initially equal to the thirty-day adjusted LIBOR plus 250 basis points for the period commencing on the closing date until four quarterly financial reports have been submitted and reviewed in accordance with the loan agreement and, thereafter, equal to the thirty day adjusted LIBOR plus a margin based on the funded debt to earnings before interest, taxes depreciation and amortization (“EBITDA”) ratio. Based on the relative values of the leasehold interests acquired, $1,800,000 and $1,700,000, representing 51% and 49%, respectively, of the total principal amount, were recorded on the books of the Company and its affiliate, although they are jointly and severally liable for the loan.

See independent accountants’ review report.

VRONA & VAN SCHUYLER CPAs, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

Wendcharles I, LLC

Notes to the Financial Statements

December 30, 2012 and December 25, 2011

Note 3—Acquisition Debt—(Continued):

A combined initial payment of interest only of $7,277, based on LIBOR of 2.49%, set two business days before the closing date was due and paid on October 1, 2008. Beginning on November 1, 2008 and ending on August 1, 2015, monthly payments of interest and principal are due in an amount sufficient to amortize the loan over 13.5 years. LIBOR is adjusted on the first business day of each month. The loan matures on August 16, 2015. The loan may be prepaid at any time upon five days written notice, in minimum increments of $250,000, provided the Companies pay any costs incurred by the bank in the termination of any interest swap agreements between the parties.

The Loan was guaranteed by two of the Companies three managing members until the later occurrence of one year from the closing date or the date the Companies achieve a combined funded debt to EBITDA ratio of less than 3.75 to 1.00 for two consecutive quarters. (See Note 4C). The guarantee was released by the lender on March 31, 2010.

The loan is secured by all the assets of each company. The agreement contains various standard affirmative and negative covenants as well as certain formula-based covenants. At December 30, 2012, the companies were not in compliance with the formula-based covenants.

The Company’s share of the estimated aggregate annual principal amounts required on the note through maturity are as follows: 2013: $112,491; 2014: $119,432; and 2015: $1,157,603.

On March 17, 2010, the Company borrowed $250,000 from Wen-Restaurants LLC (a related company, see note 6C). Repayment terms are $2,440 per month including interest at 3.25% per annum. The note matures in April 2020.

Aggregate principal payments are as follows:

2013	$23,396
2014	24,168
2015	24,967
2016	25,791
2017	26,643
Thereafter	66,578

$191,543

In October 2011 the Company borrowed $120,000 from M&T Bank. Repayment terms are $3,333 per month for 36 months plus interest at 3.25%.

The annual principle payments are as follows:

2013	$40,000
2014	35,555

Thereafter	$75,555

In April 2012 the Company borrowed $180,000 from Wendcapital LLC, a related party. Repayment terms are $1,757 per month for 144 months at an interest rate of 6%. Additional interest may be charged if certain performance based sales are realized.

See independent accountants’ review report.

VRONA & VAN SCHUYLER CPAs, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

Wendcharles I, LLC

Notes to the Financial Statements

December 30, 2012 and December 25, 2011

Note 3—Acquisition Debt—(Continued):

The future principal payments are as follows:

2013	$10,996
2014	11,674
2015	12,394
2016	13,159
2017	13,970
Thereafter	110,834

$173,027

Note 4—Commitments and Contingencies

(A)	Franchise Agreement Commitments:

The Company is the franchisee for the ten Wendy’s restaurants it owns and operates. The franchise agreements obligate the Company to pay to Wendy’s International a monthly royalty equal to 4% of the gross sales of each restaurant, or $250, whichever is greater. The Company must also pay to Wendy’s National Advertising Program 3% of the gross sales and spend not less than 1% of the gross sales of each restaurant for local and regional advertising.

(B)	Minimum Operating Lease Commitments:

The lease for the restaurant located at 4113 Rivers Ave in North Charleston has a primary term that expires on March 31, 2025 and includes two five-year renewal options. The current annual rent for the lease is $104,616 through March 31, 2013. At that time and on each April 1 thereafter, annual rent will be increased by the previous year’s annual rent multiplied by 1%.

The lease for the restaurant located at 194 Canon Street in Charleston had a primary term that expired on September 14, 2004. The current term expires on September 14, 2014 and includes two remaining five-year renewal options. The annual rent is $131,560 for all terms of the lease. In addition the Company is required to pay percentage rent equal to 5% of gross sales in excess of $1,087,872. (See Note 8).

The lease for the restaurant located at 343 Folly Road in Charleston has a primary term that expires on November 6, 2021 and includes two five-year renewal options. The annual rent is $70,200 for all terms of the lease. In addition the Company is required to pay percentage rent equal to 7% of gross sales in excess of $589,488.

The lease for the restaurant located at 5115 Dorchester Road in North Charleston has a primary term that expires on March 31, 2025 and includes two five-year renewal options. The current annual rent for the lease is $101,524 through March 31, 2013. At that time and on each April 1 thereafter, annual rent will be increased by the previous year’s annual rent multiplied by 1%.

The lease for the restaurant located at 361 Hwy 17 Bypass in Mt Pleasant has a primary term that expires on November 6, 2021 and includes two five-year renewal options. The annual rent is $77, 280 for all terms of the lease. In addition the Company is required to pay percentage rent equal to 7% of gross sales in excess of $750,000.

See independent accountants’ review report.

VRONA & VAN SCHUYLER CPAs, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

Wendcharles I, LLC

Notes to the Financial Statements

December 30, 2012 and December 25, 2011

Note 4—Commitments and Contingencies—(Continued):

(B)	Minimum Operating Lease Commitments—continued:

The lease for the restaurant located at 935 Chuck Dawley Blvd in Mt Pleasant had a primary term that expired on September 9, 1996. The current term expires on September 9, 2016. The annual rent is $97,020 for the remainder of the current term. In addition the Company is required to pay percentage rent equal to 6% of gross sales in excess of base rent.

The lease for the restaurant located at 9145 University Blvd in North Charleston has a primary term that expires on March 31, 2025 and includes two five-year renewal options. The current annual rent for the lease is $107,306 through March 31, 2013. At that time and on each April 1 thereafter, annual rent will be increased by the previous year’s annual rent multiplied by 1%.

The lease for the restaurant located at 4892 Ashley Phosphate Road in North Charleston has a primary term that expires on March 31, 2025 and includes two five-year renewal options. The current annual rent for the lease is $101,928 through March 31, 2013. At that time and on each April 1 thereafter, annual rent will be increased by the previous year’s annual rent multiplied by 1%.

The lease for the restaurant located at 596 Long Point Road in Mt Pleasant has a primary term that expires on March 31, 2025 and includes two five-year renewal options. The current annual rent for the lease is $98,058 through March 31, 2013. At that time and on each April 1 thereafter, annual rent will be increased by the previous year’s annual rent multiplied by 1%

The lease for the restaurant located at 5275 International Blvd in North Charleston has a primary term that expires on April 30, 2027 and includes four five-year renewal options. The current annual rent for the lease is $126,075 through June 30, 2013. At that time and on each five year anniversary thereafter, annual rent will be increased by the previous year’s annual rent multiplied by 5%.

The Company is required to pay all realty taxes, insurance, routine maintenance and common charges for the above leases.

Rent expense was $1,096,594 in 2012 and $1, 198,666 in 2011 including percentage including percentage rent of $89,185 in 2012 and $123,990 in 2011.

Future annual minimum rentals are as follows:

2013	$1,015,568
2014	985,041
2015	897,403
2016	872,726
2017	810,911
Thereafter	5,892,312

$10,473,961

See independent accountants’ review report.

VRONA & VAN SCHUYLER CPAs, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

Wendcharles I, LLC

Notes to the Financial Statements

December 30, 2012 and December 25, 2011

Note 4—Commitments and Contingencies— (Continued):

(C)	Financial and Operational Advisory Services Agreement:

The Company has a financial and operational advisory services agreement with three of its corporate officers. The agreement provides for these officers to: Consult with and advise the Company on applicable financial and/or operational matters and if required by the Company’s debt, lease or franchise agreements, to which they are signatories, to remain ready, willing and able to maintain such status for the benefit of the Company, except where such guarantees are not needed; and remain able to provide such additional personal guarantees as, within their sole discretion, may reasonably be necessary to maintain the business of the Company. The initial term expires December 2011, and is automatically renewable annually thereafter, as long as the Company remains in business. The agreement also provides for the reimbursement of reasonable expenses incurred by the individuals in fulfilling their duties. The aggregate annual fee under this agreement is $42,000. (See Note 6A).

Note 5—Capitalization and Operating Agreement

(A)	Capitalization:

The Company’s initial capitalization consisted of 800 units, of which 42 and 32 were sold to two managing members at $100 per unit, or $ 7,400 in the aggregate, and 80 units were sold to the third managing member at $125 per unit, or $10,000 in the aggregate. Of the remaining 646 units, 67 were sold at $100 per unit, or $6,700 in the aggregate, and 579 units were sold at per unit contributions of $4,700 totaling $2,721,300. All contributions totaled $2,745,400. (See Note 5B).

(B)	Operating Agreement:

All purchasers of membership interests are parties to the Company’s operating agreement which provides for the capitalization and operation of the Company, distributions to members and transfers of interests. Members’ consents representing 75% of all membership interests are required for the following actions: Change in the operating agreement; voluntary dissolution; sale or exchange of substantially all assets; merger or consolidation; incurrence of debt or refinancing other than in the ordinary course of business or in connection with entering new or unrelated businesses; and removal of a manager, for cause. Members are not required to make up negative capital accounts. Distributions either from cash flow generated by operations or capital transactions (as defined) other than capital contributions are made at the sole discretion of the managers, acting unanimously. Managers are elected by the members. Outside liens against membership interests are prohibited. For permitted transfers of membership interests, book value is equal to assets less liabilities using the income tax method/accrual basis of accounting, except for transfers involving the interest owned by the Company’s President, in which case a special valuation adjustment is required through August 2013.

See independent accountants’ review report.

VRONA & VAN SCHUYLER CPAs, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

Wendcharles I, LLC

Notes to the Financial Statements

December 30, 2012 and December 25, 2011

Note 5—Capitalization and Operating Agreement—(Continued):

(B)	Operating Agreement:

Members wishing to sell their interests shall submit their request in writing, together with appropriate documentation setting forth the terms of such sale, to the managing members, who within thirty days and at their sole discretion, shall approve or disapprove of such sale. If not approved, the managing members within fourteen additional days may elect to have the Company purchase the offered units at the stated terms. Such action by the managing members is to be by simple majority. If the managing members determine that the offered interests are not to be redeemed by the Company, then the interests shall be offered to the remaining members of the Company, pro-rata at the same offered terms, who will have 14 additional days to purchase the offered shares. If the interests are not purchased by the members, then they may be sold to the third-party purchaser at the offered terms, but the purchaser must become bound by the terms of the operating agreement. Membership interests may also be transferred to family members or trusts or by reason of death or incompetence.

In the event of a termination of a member’s interest by death, retirement, resignation, expulsion, bankruptcy, incompetence, or in the case of a member that is not a natural person—dissolution, the Company must be dissolved unless it is continued by the consent of all the remaining members. Non-consenting members are deemed to offer and authorized representatives or trustees of deceased or bankrupt members may offer the applicable membership interest, first to the Company, and then to the consenting (continuing) members. In such case, the offered interests must be purchased by either the Company or one or more of the consenting members. Such purchases, unless made by the Company, are to be made pro-rata to the existing interests of purchasing members, unless they agree otherwise or there is only one purchasing member.

In any event, all offered interests of non-consenting members or by the estate, trustee, etc. of deceased or bankrupt members, etc. must be purchased by the Company or one or more consenting members or the Company must be dissolved and liquidated.

Note 6—Related Party Transactions

(A)	Financial and Operational Advisory Services:

The Company paid two of its three managing members and a third individual a total of $42,000 in 2012 and $42,000 in 2011 pursuant to a financial and operational advisory services agreement.

(B)	Redemption of Membership Interest:

In October 2009 the Company redeemed one member’s .125% membership interest for $2,000.

See independent accountants’ review report.

VRONA & VAN SCHUYLER CPAs, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

Wendcharles I, LLC

Notes to the Financial Statements

December 30, 2012 and December 25, 2011

Note 6—Related Party Transactions—(Continued):

(C)	Note Payable:

In March 2010 the Company borrowed $250,000 from Wen-Restaurants Associates L.P. Both Companies have common owners but are not under common control.

Note 7—Pension Plan

The Company maintains a qualified cash or deferred compensation plan under section 401(K) of the Internal Revenue Code. Under the plan, employees may elect to defer up to (15%) of their salary, subject to Internal Revenue Service limits. A discretionary matching contribution may be made by the Company and added to each participant’s account. Company contributions for the plan amounted to $0 for 2012 and $0 for 2011.

Note 8—Subsequent Event

The Company is anticipating selling the Cannon Street location in August 2013.

See independent accountants’ review report.